UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 22 July, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 22 July 2025: Production and Sales Metrics and trading statement for the year ended 30 June 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

PRODUCTION AND SALES METRICS AND TRADING STATEMENT FOR THE YEAR ENDED 30 JUNE 2025

Production and sales metrics for the year ended 30 June 2025

Sasol has published its production and sales performance metrics for the year ended 30 June 2025 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

Business performance

In a challenging macro environment, our focus on self-help initiatives continues to strengthen our foundation, build resilience and mitigate the impacts of global volatility and geopolitical uncertainty. We are making good progress and expect to meet the majority of our financial guidance for FY25, with volume guidance achieved across most business segments. Secunda Operations (SO) and Natref had unplanned disruptions which impacted Q4 FY25 production and resulted in volumes being marginally below guidance.

In the Southern Africa business, we made the strategic decision in Q3 FY25 to reduce our own production of coal and supplement it with higher quality purchased coal to enhance SO's gasifier performance, which improved in Q4 FY25. Natref's performance was also stronger in Q4 FY25 with production recovering following the fire incident in the previous quarter but was adversely impacted by an unplanned Eskom power outage. Liquid fuels sales increased in Q4 FY25, supported by higher production and purchases. External SA gas sales also improved, driven by increased customer demand. In Chemicals Africa, the average basket price was higher compared to the previous quarter, despite challenging global market conditions.

In the International Chemicals business, revenue in Q4 FY25 increased compared to the previous quarter, supported by higher sales volumes from improved US production. This was partly offset by lower average sales prices in the US due to lower ethylene market prices and product mix effects, however, pricing in the Eurasia segment improved through prioritising value realisation. Revenue decreased compared to the prior year, primarily due to lower sales volumes, which remained within market guidance. Despite a challenging environment,

adjusted EBITDA improved compared to the prior year, reflecting the benefits of higher average sales basket prices and proactive management actions.

Business updates

We are making progress on our strategic priorities outlined at our Capital Markets Day, to strengthen our business and build a sustainable future Sasol. Delivery of these commitments remains a key priority to unlock value.

Strengthen our foundation business:

- Mining's destoning project to improve the quality of coal is progressing well and remains on track for completion in H1 FY26, within the previously communicated schedule and cost of less than R1 billion.
- Sasol Oil received a net payment of R4,3 billion (excluding VAT) on 30 June 2025, as full and final settlement of the legal disputes with Transnet.
- On 30 June 2025, State Oil Limited, the parent company of Prax South Africa (Pty) Limited (PraxSA), which owns a minority stake in the Natref refinery, was placed under administration. Natref continues to operate to plan, and engagements with PraxSA are ongoing to understand the implications of this development and ensure there is no impact on operational continuity.
- In April 2025, we reached a major milestone in our digital transformation with the successful go-live of the SAP S4/Hana pilot in Italy. This marks the first implementation in our modern Enterprise Resource Planning (ERP) programme within International Chemicals. The rollout provided valuable learnings that will inform and improve subsequent implementations across the group.
- The previously communicated mothballing/closing of certain plants is progressing to plan, with production already stopped at the Guerbet plant in Lake Charles (US) and the Alkylphenol site in Marl (Germany). The closure of the Phenolics plants in Texas (US), and the mothballing of the HF LAB plant in Augusta (Italy) will follow in H1 FY26.

Grow and Transform:

- In June 2025, Sasol concluded an additional 160MW of renewable energy (RE) power purchase agreements (PPA) in SA, which includes 150MW as part of the Ampli Energy joint venture with Discovery, scheduled to commence in FY28. Collectively, these agreements increase Sasol's access to 920MW of RE in SA.
- At the end of June 2025, a virtual PPA was signed in USA to source ~93MW of RE, which will cover about 50% of the electricity consumption at our Lake Charles facility by mid FY27.
- Natref commissioned the first of three new low-carbon boilers in May 2025, a key milestone for sustaining steam supply and supporting emissions reduction as well as producing 30 000 liters of renewable diesel. This supports our transition to cleaner energy solutions.

Outlook

We continue to maintain strong liquidity and strict cost management, to support overall financial resilience. We also continue with our proactive hedging programme, ensuring effective risk management and reducing the impact of market volatility.

Following the 90-day suspension of the US import tariffs, the US government announced on 8 July 2025 that new tariff rates will take effect on 1 August 2025. Engagements with the

relevant stakeholders are ongoing, and we remain focused on ensuring continuity, mitigating potential disruptions, and identifying any opportunities for Sasol.

More details on the outlook for FY26 will be provided on 25 August 2025 with the release of our 2025 financial year results.

Trading statement for the financial year ended 30 June 2025

In terms of paragraph 3.4(b)(i) of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a Trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported upon will differ by at least 20% from the financial results for the previous corresponding period.

Accordingly, stakeholders are advised that, for the year ended 30 June 2025 earnings per share (EPS) are expected to increase by more than 20%, compared to a loss per share of R69,94 reported for the year ended 30 June 2024, which included negative remeasurement items of R88,13 per share. The remeasurement items included substantial impairments that arose in the comparative period

EPS and headline earnings per share (HEPS) may be impacted further by adjustments resulting from the 2025 financial year closure process, which cannot be estimated reliably at this point in time.

A comprehensive trading statement will be published as soon as there is more certainty with respect to the EPS and HEPS ranges.

The financial information underpinning this trading statement has not been reviewed and reported on by the Company's external auditors.

Sasol will release its financial results for the year ended 30 June 2025 on Monday, 25 August 2025.

22 July 2025
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer- Forward-Looking Statements

Sasol may, in this document, make certain statements that are not historical facts that relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking

statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 6 September 2024 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Forward looking statements, financial information and targets included in this statement have not been reviewed or reported on by Sasol's auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 July 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary